Exhibit 99.1

ICON Reports Second Quarter 2020 Results

Highlights

  Robust net business wins in the quarter of $910 million; a book to bill of 1.47.
  Record closing backlog of $9.1 billion, an increase of 11% year on year.
  Quarter 2 reported revenue of $620.2 million representing a year on year decrease of 10.8% or 10.3% on a constant currency basis.
  Adjusted earnings per share* attributable to the Group for the quarter of $1.20, compared to $1.69 in Quarter 2 2019. Year to date earnings per share* attributable to the group of $2.89, compared to $3.31 for the equivalent prior year period.
  Strong balance sheet and liquidity position remains, exceptional cash generation delivers net cash position of $244 million.
  Full year 2020 revenue guidance in the range of $2,650 - $2,750 million. Full Year 2020 earnings per share guidance in the range of $6.00 - $6.50.

*before non-recurring charges.

DUBLIN--(BUSINESS WIRE)--July 22, 2020--ICON plc (NASDAQ: ICLR), a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations, today reported its financial results for the second quarter ended June 30, 2020.

CEO Dr. Steve Cutler commented, “During the quarter we generated robust net business bookings of $910 million and we consequently grew our backlog by 11% to a record $9.1 billion. With new business opportunities continuing to be robust and our strong balance sheet enhanced by solid cash collection during the quarter, we remain well placed to face the challenges of COVID-19 and take advantage of opportunities into the future. I am incredibly proud of our entire workforce and would like to thank them for their tireless efforts and on-going resilience during this difficult period.

However, as expected, the impact from COVID-19 materially challenged our second quarter results with revenue decreasing 10.8% year over year to $620 million and EPS by 28.9% to $1.20. Although uncertainty remains, we are seeing improvements to site re-openings and patient recruitment and we expect results to improve sequentially during the second half of this year. We are therefore issuing full year 2020 revenue guidance of $2,650 - $2,750 million and earnings guidance of $6.00 - $6.50.”

Second Quarter 2020 Results

Gross business wins in the second quarter were $1.1 billion and cancellations were $170 million. This resulted in net business wins of $910 million and a book to bill of 1.47.

Reported revenue for Quarter 2 was $620.2 million. This represents a year on year decrease of 10.8% or 10.3% on a constant currency basis.

Reported income from operations* in the quarter was $75.0 million or 12.1% of revenue compared to $106.1 million or 15.3% of revenue for Quarter 2 2019.

Reported net income* attributable to the Group for the quarter was $63.6 million or 10.3% of revenue compared with $91.9 million or 13.2% of revenue in Quarter 2 2019.

Adjusted earnings per share* attributable to the Group on a diluted basis was $1.20, compared to $1.69 per share for Quarter 2 2019. GAAP earnings per share attributable to the Group on a diluted basis was $0.90, compared to $1.69 per share for Quarter 2 2019.

On a comparative basis, non-GAAP days sales outstanding were 53 days at June 30, 2020, compared with 55 days at the end of March 2020 and 61 Days at the end of June 2019.

Cash generated from operating activities for the quarter was $117.9 million and capital expenditure was $9.9 million. As a result, at June 30, 2020, the Group had net cash of $244.0 million, compared to net cash of $134.4 million at March 31, 2020 and net cash of $81.8 million at the end of June 2019.

During the quarter the company recorded a charge of $18.1 million in relation to restructuring costs. US GAAP income from operations after these items amounted to $56.9 million or 9.2% of revenue. US GAAP net income for the quarter was $47.8 million or $0.90 per diluted share.

Year to date 2020 Results

Gross business wins year to date were $2.1 billion and cancellations were $330 million. This resulted in net business wins of $1.8 billion and a book to bill of 1.33.

Year to date reported revenue was $1,335 million. This represents a year on year decrease of 2.5% or 2.0% on a constant currency basis.

Reported income from operations* year to date was $181.3 million or 13.6% of revenue compared to $208.0 million or 15.2% of revenue for the equivalent prior year period.

Reported net income* attributable to the Group year to date was $155.3 million or 11.6% of revenue compared with $180.2 million or 13.2% of revenue for the equivalent prior year period.

Adjusted earnings per share* attributable to the Group on a diluted basis was $2.89, compared to $3.31 per share for the equivalent prior year period. GAAP earnings per share attributable to the Group on a diluted basis was $2.51, compared to $3.31 per share for the equivalent prior year period.

*before non-recurring charges.

COVID-19 Update

ICON continues to closely monitor and assess the evolving pandemic situation. The welfare and safety of ICON’s employees, customers and patients remains the Company’s highest priority. ICON is taking guidance from global health authorities, such as World Health Organisation (WHO) and Centers for Disease Control and Prevention (CDC), as well as regional health authorities and governments to ensure that ICON protects the safety and welfare of our employees and abides by government directives in various jurisdictions.

COVID-19 continues to affect our global business, and in particular our clinical business. However, sites are reopening and where this is not the case we seek to use alternative approaches including remote and risk based monitoring and ‘at home’ services delivered through our Symphony Clinical Research group. Patient recruitment challenges remain however there has been a gradual improvement in enrolment as restrictions ease.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing non-GAAP net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on May 23, 2019. ICON exercised its call on the outstanding shares in MeDiNova and derecognized the non-controlling interest effective from March 2020.

ICON will hold its second quarter conference call tomorrow, July 23rd, 2020 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced drug and device development and commercialisation services to pharmaceutical, biotechnology, medical device and government and public health organisations. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 15,150 employees in 94 locations in 40 countries as at June 30, 2020. Further information is available at www.iconplc.com.

Source: ICON plc

Contact: Investor Relations +1888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000

All at ICON.

ICON plc

Condensed Consolidated Statements of Operations

(Non-GAAP)

Three and Six Months ended June 30, 2020 and June 30, 2019

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2020	30, 2019	30, 2020	30, 2019
Revenue	620,228	695,137	1,335,330	1,369,989

Costs and expenses:
Direct costs	(445,833)	(490,656)	(951,126)	(966,153)
Selling, general and administrative expense	(83,499)	(83,203)	(170,695)	(165,115)
Depreciation and amortization	(15,858)	(15,188)	(32,180)	(30,685)

Total costs and expenses	(545,190)	(589,047)	(1,154,001)	(1,161,953)

Income from operations	75,038	106,090	181,329	208,036

Net interest expense	(2,779)	(1,419)	(4,151)	(3,028)

Income before provision for income taxes	72,259	104,671	177,178	205,008

Provision for income taxes	(8,671)	(12,456)	(21,261)	(24,496)

Net income	63,588	92,215	155,917	180,512

Net income attributable to non-controlling interest	-	(358)	(633)	(358)

Net income attributable to the Group	63,588	91,857	155,284	180,154

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.21	$1.70	$2.93	$3.34

Adjusted diluted (non-GAAP)	$1.20	$1.69	$2.89	$3.31

Weighted average number of Ordinary Shares outstanding:

Basic	52,570,104	53,957,446	52,959,229	53,901,427

Diluted	53,028,567	54,449,117	53,691,138	54,355,705

ICON plc

Condensed Consolidated Statements of Operations

(US GAAP)

Three and Six Months ended June 30, 2020 and June 30, 2019

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June	June	June	June
	30, 2020	30, 2019	30, 2020	30, 2019
Revenue	620,228	695,137	1,335,330	1,369,989

Costs and expenses:
Direct costs	(445,833)	(490,656)	(951,126)	(966,153)
Selling, general and administrative expense	(83,499)	(83,203)	(170,695)	(165,115)
Depreciation and amortization	(15,858)	(15,188)	(32,180)	(30,685)
Restructuring costs	(18,089)	-	(18,089)	-

Total costs and expenses	(563,279)	(589,047)	(1,172,090)	(1,161,953)

Income from operations	56,949	106,090	163,240	208,036

Net interest expense	(2,779)	(1,419)	(4,151)	(3,028)

Income before provision for income taxes	54,170	104,671	159,089	205,008

Provision for income taxes	(6,410)	(12,456)	(19,000)	(24,496)

Net income	47,760	92,215	140,089	180,512

Net income attributable to non-controlling interest	-	(358)	(633)	(358)

Net income attributable to the Group	47,760	91,857	139,456	180,154

Net income per Ordinary Share attributable to the Group:

Basic	$0.91	$1.70	$2.55	$3.34

Diluted	$0.90	$1.69	$2.51	$3.31

Weighted average number of Ordinary Shares outstanding:

Basic	52,570,104	53,957,446	52,959,229	53,901,427

Diluted	53,028,567	54,449,117	53,691,138	54,355,705

ICON plc

Summary Consolidated Balance Sheet Data

June 30, 2020 and March 31, 2020

(Dollars, in thousands)

	June 30,	March 31,
	2020	2020
	(Unaudited)	(Unaudited)

Cash and short-term investments	593,828	484,099
Debt	(349,828)	(349,734)
Net cash/(debt)	244,000	134,365

Net Accounts Receivable	490,200	585,865

Working Capital	408,405	346,326

Total Assets	2,858,720	2,841,332

Shareholder's Equity	1,578,483	1,513,852

ICON/ICLR-F

Contacts

ICON plc
Investor Relations
+1 888 381 7923

Brendan Brennan
Chief Financial Officer +353 1 291 2000

Jonathan Curtain
Vice President Corporate Finance & Investor Relations
+353 1 291 2000
http://www.iconplc.com